SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (Argentina National Securities Commission)

FOR IMMEDIATE RELEASE

Buenos Aires, June 25, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Press Release issued by Telecom Personal S.A.

I am writing to you as Attorney in fact of Telecom Argentina S.A (‘Telecom Argentina’) to attach a free translation of the letter submitted to the Comisión Nacional de Valores (‘CNV’) by our controlled subsidiary Telecom Personal S.A.

Sincerely,

Andrea V. Cerdan

Attorney in fact

FOR IMMEDIATE RELEASE

Buenos Aires, June 25, 2015

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir:

Ref.: Information pursuant to Title XII, Chapter I, Articles 2 and 3 of the Rules of the Comisión Nacional de Valores (CNV) (NT 2013)

Payment for the frequency bands assigned in Public Auction for the rendering of Personal Communication Services (‘PCS’), of Cellular Mobile Radiocommunication Services (‘SRMC’) and Advanced Mobile Communication Services (‘SCMA’) called by the Secretariat of Communications through Resolution 38/2014 (the ‘Auction’).

I am writing to you as Attorney in fact of Telecom Personal S.A. (‘Telecom Personal’ or ‘the Company’), in reference to the matter notified on December 17, 2014 regarding the payment of the frequency bands assigned to the Company in the framework of the referred Public Auction.

We inform you that through Resolution 25/2015 of the Secretariat of Communications (‘SC’), the frequency bands for the Advanced Mobile Communication Services (‘SCMA’) 713-723 Mhz and 768-778 Mhz for the National Area were assigned to Telecom Personal.

Thereby, the allocation of Lot 8 that had been partially assigned in November 2014 through SC Resolution 83/2014, as it was informed opportunely to that Commission, has been completed.

Consequently, today, Telecom Personal has proceeded to cancel the outstanding amount of US$ 247,263,421, as part of the total amount offered for Lot 8. The payment has been made to the accounts of the National State informed by SC’s Note 1630/15 and 1474/14, and in accordance with the List of Conditions of the Auction and the Clarification Note 1.

Sincerely,

Andrea V. Cerdan

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 26, 2015	By:	/s/ Oscar Carlos Cristianci
	Name:	Oscar Carlos Cristianci
	Title:	Chairman of the Board of Directors